Exhibit 18
December 12, 2008
Toys “R” Us, Inc.
One Geoffrey Way
Wayne, New Jersey 07470
Dear Sirs/Madams:
At your request, we have read the description included in your Quarterly Report on Form 10-Q to the Securities and Exchange Commission for the quarter ended November 1, 2008, of the facts relating to the change in the third quarter of fiscal year ending January 31, 2009 in valuing certain domestic merchandise inventories from the lower of cost or market as determined by LIFO (last-in, first-out) cost to the lower of cost or market as determined by weighted average cost. We believe, on the basis of the facts so set forth and other information furnished to us by appropriate officials of Toys “R” Us, Inc. (the “Company”), that the accounting change described in your Form 10-Q is to an alternative accounting principle that is preferable under the circumstances.
We have not audited any consolidated financial statements of Toys “R” Us, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to February 2, 2008. Therefore, we are unable to express, and we do not express, an opinion on the facts set forth in the above-mentioned Form 10-Q, on the related information furnished to us by officials of the Company, or on the financial position, results of operations, or cash flows of Toys “R” Us, Inc. and its consolidated subsidiaries as of any date or for any period subsequent to February 2, 2008.
Yours truly,
/s/ Deloitte & Touche LLP
New York, New York